FILE No.
82-3874

NSON
REEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

May 22, 2008

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated May 22, 2008

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for - BARBARA O'NEILL

MANSON CREEK RESOURCES LTD.

FILE No. 82-3874

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 08-07

MAY 22, 2008

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has increased its proposed non-brokered private placement from 1,153,846 flow-through common shares to 3,076,923 flow-through common shares at a price of $0.13 per share. The 1,500,000 non flow-through units previously announced will now come with one full share purchase warrant. The gross combined proceeds of the financing now totals $550,000.

Each NFT Unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional NFT common share at a price of $0.15 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash finder's fee equal to 7.5% of the gross proceeds raised may be payable on a portion of the financing to registered dealers. As additional consideration, at the closing date, a registered dealer will be issued warrants (the "Finder Warrants") of the Corporation to purchase such number of Units as is equal to 6.5% of the aggregate number of Units purchased under the Offering by purchasers identified by the registered dealer and referred to the Corporation. Each Finder Warrant will be exercisable into one Unit at an exercise price equal to the Unit Issue Price for 24 months following the closing date.

Manson Creek's key projects for 2008 include diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE 08-07 **MAY 22, 2008**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has increased its proposed non-brokered private placement from 1,153,846 flow-through common shares to 3,076,923 flow-through common shares at a price of $0.13 per share. The 1,500,000 non flow-through units previously announced will now come with one full share purchase warrant. The gross combined proceeds of the financing now totals $550,000.

Each NFT Unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional NFT common share at a price of $0.15 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash finder's fee equal to 7.5% of the gross proceeds raised may be payable on a portion of the financing to registered dealers. As additional consideration, at the closing date, a registered dealer will be issued warrants (the "Finder Warrants") of the Corporation to purchase such number of Units as is equal to 6.5% of the aggregate number of Units purchased under the Offering by purchasers identified by the registered dealer and referred to the Corporation. Each Finder Warrant will be exercisable into one Unit at an exercise price equal to the Unit Issue Price for 24 months following the closing date.

Manson Creek's key projects for 2008 include diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and plans and objectives of Manson Creek Resources Ltd. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE 08-07

MAY 22, 2008

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

Manson Creek Increases Previously Announced Non-Brokered Financing

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has increased its proposed non-brokered private placement from 1,153,846 flow-through common shares to 3,076,923 flow-through common shares at a price of $0.13 per share. The 1,500,000 non flow-through units previously announced will now come with one full share purchase warrant. The gross combined proceeds of the financing now totals $550,000.

Each NFT Unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional NFT common share at a price of $0.15 for a period of 24 months from closing.

The Units will be offered by way of private placement to accredited investors and any securities issued will be subject to a hold period of four months plus one day from the date of closing. This financing is subject to regulatory approval.

A cash finder's fee equal to 7.5% of the gross proceeds raised may be payable on a portion of the financing to registered dealers. As additional consideration, at the closing date, a registered dealer will be issued warrants (the "Finder Warrants") of the Corporation to purchase such number of Units as is equal to 6.5% of the aggregate number of Units purchased under the Offering by purchasers identified by the registered dealer and referred to the Corporation. Each Finder Warrant will be exercisable into one Unit at an exercise price equal to the Unit Issue Price for 24 months following the closing date.

Manson Creek's key projects for 2008 include diamond drilling on the Meridian gold-silver property, detailed exploration on the Molygarchy molybdenum project, and detailed geological work on the Gillman silver-lead-zinc project.

Proceeds of the financing will fund a portion of the 2008 exploration program of Manson Creek and for general working capital purposes.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

END